FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(j)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

REGISTRATION NO. 333-129139

[The following was posted on Oracle Corporation’s internal website on January 11, 2006]

An update on the Siebel transaction:

On September 12, Oracle and Siebel Systems announced the agreement to merge our two companies, consistent with our goal to provide customers the most comprehensive, competitive suite of enterprise applications. Together, we become the leading customer-centric software provider, combining the #1 CRM company and the leading Database, HRMS, and SCM company.

We have been working diligently over the past several months with Siebel to coordinate and plan for the merger so the integration is as seamless as possible for our employees, our customers, and our partners.

We have received all regulatory clearances in the U.S. and E.U. The last significant step in the merger process is to obtain Siebel stockholder approval, and Siebel has scheduled its stockholder meeting on January 31. In the E.U., the transaction is also subject to the information and consultation requirements of applicable E.U. Directives and their implementation in the individual member states. We hope to receive stockholder approval on January 31 and close the transaction shortly thereafter.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed by Ozark Holding Inc., a wholly-owned subsidiary of Oracle, with the SEC on December 29, 2005 (Registration No. 333-129139), containing a definitive proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING DOCUMENTS FILED BY ORACLE PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS. The definitive proxy statement/prospectus has been mailed to stockholders of Siebel Systems and investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information, if any, regarding the interests of such potential participants has been included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle, Siebel Systems and Ozark Holding. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle, Siebel Systems and Ozark Holding, the management of any such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle, Siebel Systems and Ozark Holding, including: the impact of general economic conditions in regions in which any such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle, Siebel Systems or Ozark Holding could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle, Siebel Systems or Ozark Holding.